Exhibit 12

WADDELL & REED FINANCIAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended
	December 31,
	2015	2014	2013	2012	2011
Earnings:
Income from continuing operations before provision for income taxes	$399,540	$490,163	$393,231	$301,004	$276,919
Fixed charges	18,888	18,494	18,660	18,918	18,861
Total earnings	$418,428	$508,657	$411,891	$319,922	$295,780

Fixed Charges:
Interest expense	$11,068	$11,042	$11,244	$11,311	$11,408
Portion of rentals representative of interest factor	7,820	7,452	7,416	7,607	7,453
Total fixed charges	$18,888	$18,494	$18,660	$18,918	$18,861

Ratio of earnings to fixed charges	22.15	27.50	22.07	16.91	15.68